                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       ANCOR COMMUNICATIONS, INCORPORATED
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                  03 332 K10 8
                                 (CUSIP Number)


     FAHAD ALMUBARAK                       WITH A COPY TO:
     RANA INVESTMENT COMPANY               RAYMOND L. MOSS, ESQ.
     P.O. BOX 60148                        SIMS MOSS KLINE & DAVIS LLP
     RIYADH 11545                          SUITE 310, 400 NORTHPARK TOWN CENTER
     SAUDI ARABIA                          ATLANTA, GEORGIA  30328
     011-966-146-26262                     (770) 481-7200
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)


                                 JUNE 22, 1997
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                               Page 1 of 9 Pages

                                      13D
CUSIP No. 03 332 K10 8

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

   OVERSEAS GROWTH INVESTMENTS LIMITED (OGI)

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                          (b) [ ]

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3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS:       WC


--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

  NUMBER OF           7  SOLE VOTING POWER:
   SHARES             ---------------------------------------------------------
 BENEFICIALLY         8  SHARED VOTING POWER:            NONE
  OWNED BY            ---------------------------------------------------------
    EACH              9  SOLE DISPOSITIVE POWER:        658,437
  REPORTING           ---------------------------------------------------------
     PERSON           10  SHARED DISPOSITIVE POWER:      NONE
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 658,437

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*  [   ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    5.9%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON:   IV

-------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.
          -------------------

          This Statement relates to shares of preferred stock of Ancor Communications, Inc. (the "Issuer") which are convertible into its common stock. The Issuer has its principal executive offices at: 6130 Blue Circle Drive, Minnetonka, Minnesota 55343; Tel: (612) 932-4000.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          This Statement is filed by the following:

          (a) Rana Investment Company ("Rana"), a corporation organized under the law of the Kingdom of Saudi Arabia with is principal offices located at P.
O. Box 60148, Riyadh 11545, Kingdom of Saudi Arabia. Rana's principal businesses are investment management for others and the management of its own portfolio consisting principally of debt securities, equity securities and rights and options relating thereto.

          (b) Overseas Growth Investments Limited ("OGI"), an exempted company organized under the laws of the Cayman Islands with its principal offices located at c/o Rana Investment Company, P.O. Box 60148, Riyadh 11545, Kingdom of Saudi Arabia. OGI is a private investment company. Rana acts as the investment manager of OGI and has authority to vote and direct the disposition of all equity securities held beneficially by OGI.

          During the past five years, none of the entities listed above or any of the persons shown on Schedules A or B attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          On or about March 20, 1997 (the "Closing Date"), OGI purchased 320 shares of Series B Preferred Stock (the "Preferred Stock") for an aggregate purchase price of $3,200,000. The terms of said investment are described in Exhibits 4.12 - 4.14 of OGI's quarterly report on Form 10-Q, filed on May 14, 1997.

     The funds used to acquire the Preferred Stock were taken from the working capital, including equity contributions and earnings from operations, of OGI. Certain of the shares described in Item 5 below, if and when issued, will have been issued upon conversion of the Preferred Stock.


                               Page 3 of 9 Pages

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          OGI acquired the Preferred Stock and Issuer shares for investment in the ordinary course of its businesses consistent with the belief that the value of the Preferred Stock and Issuer shares would exceed their respective purchase prices within a reasonable time period. OGI may elect itself to acquire additional shares of Issuer stock or to sell shares. Any such determination may be based on a number of factors, including whether Issuer ultimately honors OGI's conversion elections, the continued attractiveness of investment in Issuer shares at then prevailing market prices, the number of shares that are available for purchase, the price or prices thereof, general market conditions and other similar factors.

          While OGI reserves the right to develop plans or proposals in the future regarding the following items, at the present time none of the persons identified in response to Item 2 of this Statement have any plans or proposals which relate to or would result in any of the following:

          (1) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (2) Sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

          (3) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (4) Any material change in the present capitalization or dividend policy of the Issuer;

          (5) Any other material change in the Issuer's business or corporate structure;

          (6) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (7) Causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (8) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (9) Any action similar to any of those enumerated above.


                               Page 4 of 9 Pages
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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          Under the rules and regulations of the Securities and Exchange Commission ("SEC"), OGI may be deemed to be the beneficial owner of a total of 658,437 outstanding shares of Common Stock, representing approximately 5.9% of the issued and outstanding shares of the Issuer. Rana currently has sole power to direct the voting and disposition of the shares of Common stock held by OGI.

          The percentage of outstanding shares of Issuer stock set out in the preceding paragraph is computed based on a total of 10,571,813 shares of Issuer stock indicated as outstanding in Registrant's quarterly report on Form 10-Q, filed on May 14, 1997.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
          -------------------------------------------------------------
          RESPECT TO SECURITIES OF THE ISSUER.
          -----------------------------------

          Except as described in this Statement, the parties filing this Statement are not parties to any contract, arrangement, understanding or relationships with any other person with respect to shares of Issuer stock, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             Rana Investment Company


Date: July ____, 1997                Signature:______________________________

                                         Name: ________________________________

                                          Title: ______________________________

                                     Overseas Growth Investments Limited (OGI)



Date: July ____, 1997               Signature:_______________________________

                                         Name:  Mazen Hassounah

                                          Title:  Deputy General Manager



                               Page 5 of 9 Pages
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                                  SCHEDULE A

        The following persons are the directors and/or executive officers of Rana Investment Company:



                                              PRINCIPAL OCCUPATION OF
 NAME AND BUSINESS ADDRESS                   EMPLOYMENT AND CITIZENSHIP
 -------------------------                   --------------------------

 Fahad A. Almubarak                          General Manager
 P.O. Box 60148                              Rana Investment Company
 Riyadh 11545                                Citizen of Saudi Arabia
 Kingdom of Saudi Arabia

 Mazen Hassounah                             Deputy General Manager
 P.O. Box 60148                              Rana Investment Company
 Riyadh 11545                                Kingdom of Saudi Arabia
 Kingdom of Saudi Arabia



                               Page 6 of 9 Pages
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                                   SCHEDULE B

         The following persons are the directors and/or executive officers of Overseas Growth Investments Limited (OGI):

                                          PRINCIPAL OCCUPATION OF
 NAME AND BUSINESS ADDRESS                EMPLOYMENT AND CITIZENSHIP
 -------------------------                --------------------------------------

 Fahad A. Almubarak                       General Manager
 P.O. Box 60148                           Rana Investment Company
 Riyadh 11545                             Citizen of Saudi Arabia
 Kingdom of Saudi Arabia

 Mazen Hassounah                          Deputy General Manager
 P.O. Box 60148                           Rana Investment Company
 Riyadh 11545                             Kingdom of Saudi
 Kingdom of Saudi Arabia


                               Page 7 of 9 Pages
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                                 EXHIBIT INDEX
                                 -------------

                                                            Sequential
Exhibit                                                     Page Number
-------                                                     -----------

7.1      Agreement Regarding Joint Filing between Rana          9
         Investment Company and Overseas Growth Investments
         Limited


                               Page 8 of 9 Pages
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                                  EXHIBIT 7.1

                        AGREEMENT REGARDING JOINT FILING

         The undersigned agree that a Schedule 13D, and any amendments thereto that may be required, shall be filed jointly on behalf of the undersigned and any other person or entity who may hereafter file together with them in any required amendment, when and if required under provisions of the Securities Exchange Act of 1934 or rules or regulations of the Securities and Exchange Commission thereunder.

                             Rana Investment Company


Date: July ____, 1997             By: /s/ Mazen Hassounah
                                     --------------------------------------

                                  Name:  Mazen Hassounah
                                       ------------------------------------

                                  Title:   Deputy General Manager
                                        -----------------------------------


                                  Overseas Growth Investments Limited


Date: July ____, 1997             By: /s/ Mazen Hassounah
                                     --------------------------------------

                                  Name:  Mazen Hassounah
                                       ------------------------------------

                                  Title:   Director
                                        -----------------------------------



                               Page 9 of 9 Pages